EXHIBIT 97.1

OVERSEAS SHIPHOLDING GROUP, INC.

Recoupment Policy for Executive

Officers

1. History; Effective Date. This Policy was initially adopted by the Board of Directors of the Company on December 9, 2009, effective January 1, 2010, and was amended and restated effective as of September 1, 2017. The Board has amended and restated this Policy effective as of October 2, 2023, and this Policy, as so amended and restated, shall apply to Incentive-Based Compensation (as defined below) that is approved, awarded, or granted to Executive Officers on or after that date.

2. Definitions. The following terms used in this Policy shall have the meanings set forth below.

(a) “Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b) “Applicable Laws” means Section 10D of the Exchange Act and any applicable rules or standards adopted by the Commission or the NYSE.

(c) “Commission” means the Securities and Exchange Commission.

(d) “Committee” means the Human Resources and Compensation Committee of the

Board.

(e) “Erroneously Awarded Compensation” means the excess of (i) the amount of Incentive-Based Compensation received by an Executive Officer over (ii) the amount of Incentive-Based Compensation that would have been received by the Executive Officer had it been determined based on the Accounting Restatement.

(f) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g) “Executive Officers” mean the Company’s current and former executive officers as determined by the Committee from time to time in accordance with Exchange Act Rule 10D-1 and Section 303A.14 of the NYSE’s listing standards.

(h) “Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Commission. Financial Reporting Measures include, but are not limited to: Company stock price; total shareholder return; revenues; net income; operating income; earnings before interest, taxes, depreciation, and amortization; financial ratios; profitability of one or more reportable segments; net assets or net asset value per share; funds from operations; liquidity measures such as working capital or operating cash flow; return measures such as return on invested capital or return on assets; and earnings measures such as earnings per share.

(i) “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(j) “NYSE” means the New York Stock Exchange.

3. Mandatory Recoupment of Erroneously Awarded Compensation. In the event that the Company is required to prepare an Accounting Restatement, the Company shall recoup reasonably promptly from any Executive Officer any Erroneously Awarded Compensation received by such Executive Officer. Each Executive Officer shall surrender any such excess Incentive-Based Compensation to the Company, at such time or times, and via such method or methods, as may be determined by the Committee in accordance with this Policy. Notwithstanding the foregoing, this Policy will (A) not require the recoupment of Incentive- Based Compensation received by an individual before beginning service as an executive officer, or (B) apply to an individual who is an executive officer at the time recoupment is required if that individual was not an executive officer at any time during the period for which the Incentive-Based Compensation is subject to recoupment. Incentive-Based Compensation will be deemed to have been received in the fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of that period.

(a) Amount to be Recouped. The amount of Incentive-Based Compensation to be recouped shall be equal to the amount of Erroneously Awarded Compensation, which shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on any Financial Measure such that the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount shall be based on the Committee’s reasonable estimate of the effect of the Accounting Restatement on the calculation upon which the Incentive-Based Compensation was determined, and the Company must maintain documentation of that reasonable estimate and provide such documentation to the NYSE.

(b) Incentive-Based Compensation Subject to Recoupment. The requirements of this Section 3 shall apply to all Incentive-Based Compensation received by an Executive Officer

(i) after beginning service as an executive officer; (ii) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation; and (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (iv) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement, including any applicable transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years (except that a transition period that comprises a period of nine to twelve months shall count as a completed fiscal year). The date on which the Company is required to prepare an Accounting Restatement is the earlier to occur of the date the Board or a committee of the Board concludes, or reasonably should have concluded, that the Company’s previously issued financial statements contain a material error and the date a court, regulator or other legally authorized body directs the Company to restate its previously issued financial statements to correct a material error.

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(c) Effect of Impracticability of Recoupment. The Company shall recoup Erroneously Awarded Compensation in compliance with this Policy except to the extent that it would be impracticable or would violate applicable law to do so. Recoupment would be impracticable only if the Committee determines that (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount of Erroneously Award Compensation to be recouped; provided that, before concluding that it would be impracticable to recoup any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must first make a reasonable attempt to recoup that Erroneously Awarded Compensation, document each such attempt(s) to recoup, and submit such documentation to the NYSE; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the applicable requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(d) Prohibition on Indemnification. The Company shall not (i) indemnify any Executive Officer against the loss of Erroneously Awarded Compensation that is forfeited or recouped pursuant to this Policy; or (ii) pay or reimburse any Executive Officer for premiums for any insurance policy covering any such potential losses.

(e) Method of Recoupment. The Committee will determine, in its sole discretion, the method for recouping Incentive-Based Compensation under this Policy, which may include, without limitation, one or more of the following: (i) requiring reimbursement of all or part of cash Incentive-Based Compensation previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Executive Officer, either currently or in the future; (iv) cancelling outstanding vested or unvested equity awards; and (v) any other method permitted by applicable law or contract. If an Executive Officer fails to repay Incentive-Based Compensation that is owed to the Company under this Policy, the Company shall take all appropriate action to recover such Incentive-Based Compensation from the Executive Officer, and the Executive Officer shall be required to reimburse the Company for all expenses (including legal expenses) incurred by the Company in recovering such Incentive-Based Compensation.

(f) Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

4. Authority of Committee. This Policy shall be administered by the Committee. Except as limited by law, or by the Certificate of Incorporation or By-laws of the Company, and subject to the provisions of this Policy, the Committee shall have full power, authority, and sole and exclusive discretion to construe this Policy, and to make all determinations necessary, appropriate, or advisable for the administration of this Policy, and any such determinations made by the Committee shall be made in the Committee’s sole discretion, and shall be final and binding on all affected individuals. In addition, the Committee shall have full and exclusive power to adopt such rules, regulations and guidelines for carrying out this Policy as it may deem necessary or proper, all of which power shall be executed in the best interests of the Company and in keeping with the objectives of this Policy. In making any determination or in taking or not taking any action under this Policy, the Committee may obtain and may rely on the advice of experts, including employees of and professional advisors to the Company.

5. Supersedure. This Policy will supersede any provisions in any agreement, plan or other arrangement applicable to any Executive Officer that (a) exempt any Incentive- Based Compensation from the application of this Policy, (b) waive or otherwise prohibit or restricts the Company’s right to recover any Erroneously Awarded Compensation, including, without limitation, in connection with exercising any right of setoff as provided herein, or (c) require or provide for indemnification to the extent that such indemnification is prohibited under Section 3(d).

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6. Delegation. To the extent permitted by applicable law, the Committee may delegate its authority as identified herein. Any such delegate shall serve at the pleasure of, and may be removed at any time by, the Committee.

7. Interpretation. This Policy is designed to comply with, and it is intended that this Policy be interpreted in a manner that is consistent with, the Applicable Laws. To the extent the Applicable Laws require recovery of Incentive-Based Compensation in additional circumstances beyond those specified in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Laws.

8. Amendment; Termination. The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time, except as may be provided under Applicable Laws.

9. Severability. If any provision of this Policy or the application of such provision to any Executive Officer shall be adjudicated to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal, or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision (or the application of such provision) valid, legal, or enforceable.

10. No Impairment of other Remedies. The Board intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment or offset that may be available to the Company pursuant to (a) the terms of any similar policy in any employment agreement, equity award agreement (regardless of whether implemented at any time prior to or following the adoption or amendment of this Policy), or similar agreement and any other legal remedies available to the Company; (b) any other legal requirements, including, but not limited to, Section 304 of Sarbanes-Oxley Act of 2002; and (c) any other legal rights or remedies available to the Company. Any amounts paid to the Company pursuant to Section 304 of Sarbanes-Oxley Act of 2002 shall be considered in determining any amounts recovered under this Policy.

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